UniCredit

[redacted]

File No. 82 - 3185

Messrs.
UNITED STATES SECURITY AND EXCHANGE COMMISSION
FILING DESK
450 Fifth St. N.W. Judiciary Plaza
20549 Washington D.C. U.S.A.

Milan, March 28th, 2006

Re: Rule 12g3-2 (b) "Home Country Information" exemption

Dear Sirs,

We are pleased to send you, attached, a copy of the Notice of the Calling the Ordinary and Extraordinary Shareholders Meeting of UniCredito Italiano, which will be published in the Official Gazette of the Italian Republic on March 29th, 2006.

The above Notice will be also published in the "Sole 24 Ore", "La Repubblica", (Italian edition) on March 29th 2006, in the "Financial Times" (European edition) on March 29th 2006 and in the "Frankfurter Allgemeine Zeitung" and in the "Wertpapier-Mitteilung" (German edition) on March 29th 2006.

With kindest regards, we remain,

Yours faithfully,

UniCredito Italiano
Direzione Centrale

Corporate Affairs
Leo

UniCredito Italiano S.p.A.

Via San Protaso, 3
20121 Milano MI
Tel. 02.88621
e-mail info@unicredit.it

UniCredit

A Joint Stock Company - Registered Office in Genoa - Via Dante, 1 - Head Office in Milan – Piazza Cordusio; Registered with the Genoa Courts in the Companies Register, fiscal code and VAT number 00348170101; Registered in the Register of Banking Groups and Parent Company of the UniCredito Italiano Banking Group registered with code 3135.1 - Member of the Interbank Fund for Deposit Protection Capital: € 5,213,388,513.00, fully paid up.

The shareholders of UniCredito Italiano are hereby convened to an Ordinary and Extraordinary Shareholders' Meeting to be held on 29 April 2006 at 8.30 am in Via Dante 1, Genoa, and, if necessary, with regard to the extraordinary session, in second call, on 11 May 2006 at 9.30 am in the same location. If the necessary quorum is not reached, the Shareholders' Meeting is convened in second call for the ordinary session and in third call for the extraordinary session, on 12 May 2006 at 10.00 am **in Genoa at "Cotone Congressi Genova", Area Porto Antico, Via Ai Magazzini del Cotone – Modulo 10**, to discuss and to pass resolutions on the following

AGENDA

Ordinary session

1. Presentation of the financial statements for the year ended 31 December 2005, accompanied by reports by the directors and independent auditors; report by the Board of Statutory Auditors. Presentation of the consolidated financial statements and the Social and Environmental Report;
2. Allocation of net profit for the year;
3. Group personnel long-term incentive plan for 2006.

Extraordinary session

1. Delegation to the Board of Directors, under the provisions of section 2443 of the Italian Civil Code, of the authority to resolve, on one or more occasions for a maximum period of one year starting from the date of the shareholders' resolution, to increase share capital, with the exclusion of rights, as allowed by section 2441.8 of the Italian Civil Code, for a maximum nominal amount of €21,000,000 to service the exercise of options to subscribe to up to 42,000,000 ordinary shares in UniCredito Italiano of par value €0.50 each, to be reserved for executive personnel in the holding company and the Group's banks and companies who hold positions of particular importance for the purposes of achieving the Group's overall objectives; consequent amendments to the Articles of Association;
2. Delegation to the Board of Directors, under the provisions of section 2443 of the Italian Civil Code, of the authority to resolve, on one or more occasions for a maximum period of five years starting from the date of the shareholders' resolution, to carry out a bonus capital increase, as allowed by section 2349 of the Italian Civil Code, for a maximum nominal amount of €6,500,000 corresponding to up to 13,000,000 ordinary shares in UniCredito Italiano of par value €0.50 each, to be allocated to executive personnel in the holding company and the Group's banks and companies, who hold positions of particular importance for the purposes of achieving the Group's overall objectives; consequent amendments to the Articles of Association.

The dividend approved by the shareholders will be paid on 25 May 2006 (with the shares going ex-dividend on 22 May 2006).

The directors' reports on the above items, together with a copy of the financial statements for the year ended 31 December 2005 and the reports by the Board of Directors, the independent auditors and the Board of Statutory Auditors as well as a copy of the Long-term incentive plan for 2006, will be filed by 14 April 2006 at the company's registered office and head office as well as at Borsa Italiana S.p.A. This documentation may be examined by the shareholders and will also be available on the company's website at www.unicredit.it.

Under article 12 of the company's Articles of Association and article 3 of its Shareholder Meeting Regulations, meetings may be attended by those holders of ordinary shares who, even though already recorded in the Register of Shareholders, display a copy of the notification sent to the company by a Monte Titoli participant

In accordance with article 12 of the company's Articles of Association, the company must receive this notification at least two days before the date scheduled for the meeting. If the necessary quorum in first call is not reached, **another notification** shall be sent to the company for the purposes of attending the meeting on 11 May (in second call for the extraordinary session) and on 12 May (in second call for the ordinary session and third call for the extraordinary session). This second notification shall reach the company by no later than 9 May 2006.

As a result, the shares will be frozen from the period starting 27 April 2006 until 29 April 2006 as well as from the period starting 9 May 2006 until the end of the shareholders' meeting.

Dieter RAMPL

(CHAIRMAN OF THE BOARD OF DIRECTORS)

Shareholders are kindly invited to arrive earlier than the scheduled time in order to facilitate the preliminary proceedings and to commence the meeting on time.
Shareholders wishing not to attend personally can be represented by a proxy (more than one proxy for the same shareholder is not permitted). As provided for by article 13 of the company's Articles of Association, "except where otherwise governed by current laws on proxy voting, shareholders with the right to attend shareholders' meetings may be represented by third parties (whether shareholders or not), pursuant to section 2372 of the Italian Civil Code".